Exhibit 4.11

AMENDMENT NO. 8

TO

THE LINCOLN ELECTRIC COMPANY

EMPLOYEE SAVINGS PLAN

(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 2010)

The Lincoln Electric Company, an Ohio corporation, hereby adopts this Amendment No. 8 to The Lincoln Electric Company Employee Savings Plan (As amended and restated effective January 1, 2010) (the “Plan”), effective as of January 1, 2015.

I.

Section 3.9 of the Plan (as amended by Amendment Nos. 3 and 6) is hereby further amended in its entirety to read as follows:

“3.9	Rollover Contributions

(1) The Trustee shall, at the direction of the Company, receive and thereafter hold and administer as Rollover Contributions and part of the Trust Fund (a) for a Covered Employee, all or any portion of an Eligible Rollover Distribution that was distributed to the Covered Employee, or is transferred at the request of the Covered Employee, from a qualified trust (as defined in Section 1.1(18)), provided that the requirements of section 402(c) or 401(a)(31) of the Code are met; (b) for a Covered Employee, the entire amount of a distribution to the Covered Employee that is attributable solely to a rollover contribution from a qualified trust and otherwise satisfies the requirements of section 408(d)(3)(A)(ii) of the Code, or (c) for a former Employee who has an Account balance under the Plan at the time the rollover is made, all or any portion of an Eligible Rollover Distribution that was distributed to the former Employee or is transferred at the request of the former Employee from a qualified trust established or maintained by the Company or J.W. Harris Co., Inc. to hold the assets of its defined benefit pension plan, provided that the requirements of section 402(c) or 401(a)(31) of the Code are met. The Trustee may accept cash or cash equivalents that constitute all or a portion of any such distribution. Notwithstanding the preceding provisions of this Section, a Rollover Contribution shall not include any amounts distributed from a designated Roth account (as defined in section 402A of the Code) or from a Roth IRA (as defined in section 408A of the Code). Further notwithstanding any other provision of the Plan to the contrary, solely with respect to a Covered Employee who was an Employee of Easom Automation Systems, Inc. on December 31, 2014, the Trustee shall, at the direction of the Company, receive and thereafter hold and administer as a Rollover Contribution and part of the Trust Fund the portion of an “eligible rollover distribution” (within the meaning of section 402(c) of the Code) that is transferred (in the form of a direct rollover) at the request of the Covered Employee from the Easom Automation Systems, Inc. 401(k) Plan and is a note representing an outstanding plan loan of such Covered Employee under such plan, provided that no portion of such plan loan was attributable to a loan from amounts held in a designated Roth account (as defined in section 402A of the Code) under such plan.

(2) A Covered Employee for whom a Rollover Contribution is made to the Trust Fund pursuant to Subsection (1) of this Section and who is otherwise not a Member shall be deemed to be a Member on and after the date of such Rollover Contribution for all purposes of the Plan other than Articles III and IV.”

EXECUTED at Cleveland, Ohio this 12th day of March, 2015.

THE LINCOLN ELECTRIC COMPANY

By:	/s/ Frederick G. Stueber
	Title:	Executive Vice President and General Counsel